UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November, 2019

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

Enclosures: **SASOL LIMITED | APPOINTMENT OF COMPANY SECRETARY**

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

APPOINTMENT OF COMPANY SECRETARY

Further to the Company's SENS announcement dated 28 October 2019, and in terms of paragraph 3.59 of the JSE Limited Listings Requirements, shareholders are advised that Ms M M L Mokoka has been appointed as the Company Secretary of Sasol effective 21 November 2019.

Prior to joining Sasol on 1 August 2019 as Senior Vice President: Governance, Compliance and Ethics, Ms Mokoka was the Group Company Secretary of Gold Fields Limited. She has extensive company secretariat experience, having also worked in multinational organisations such as MTN, Standard Bank and Tongaat Hulett. Ms Mokoka is an admitted attorney and holds BJuris and LLB degrees.

The Board is of the view that Ms Mokoka has the necessary expertise and experience to act in this role, in accordance with the JSE Limited Listing Requirements.

22 November 2019
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 November 2019

By: <u>/s/ V D Kahla</u>
Name: Vuyo Dominic Kahla
Title: Company Secretary